[redacted]

05011582

82-03138

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

BAE SYSTEMS plc

SUPPL

2. Name of shareholder having a major interest

BRANDES INVESTMENT PARTNERS, L.P.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SHAREHOLDER NAMED IN 2 ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

NOT DISCLOSED OTHER THAN THAT THE REGISTERED HOLDERS ARE APPROXIMATELY 385 CUSTODIAN BANKS

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 2.5 pence each

10. Date of transaction

NOT DISCLOSED. FIGURES GIVEN AS AT 16 SEPTEMBER 2005

10/3

11. Date company informed

21 SEPTEMBER 2005

12. Total holding following this notification

56,196,863 ORDINARY SHARES

11,872,497 AMERICAN DESPOSITARY RECEIPTS (representing 47,489,988 underlying ordinary shares)

13. Total percentage holding of issued class following this notification

3.2%

14. Any additional information

Notification received under s198 CA85

15. Name of authorised company official responsible for making this notification

Ann-Louise Holding, Assistant Company Secretary (01252 373232)

16. Date of notification

21 SEPTEMBER 2005

82-03138

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

BAE SYSTEMS plc

2. Name of shareholder having a major interest

DEUTSCHE BANK A.G. AND ITS SUBSIDIARY COMPANIES

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SHAREHOLDER NAMED IN 2 ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

DEUTSCHE BANK A.G. AND ITS SUBSIDIARY COMPANIES. No further disclosure given

SUPPL

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 2.5 pence each

10. Date of transaction

NOT DISCLOSED. SHAREHOLDING GIVEN AS AT 27 SEPTEMBER 2005

11. Date company informed

27 SEPTEMBER 2005

12. Total holding following this notification

110,629,193 ordinary shares

13. Total percentage holding of issued class following this notification

3.44%

14. Any additional information

Notification received under s198 CA85

15. Name of authorised company official responsible for making this notification

Ann-Louise Holding, Assistant Company Secretary (01252 373232)

16. Date of notification

27 SEPTEMBER 2005